UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                                 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
   THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number  000-21885
                                                          ____________________


                         Advance Financial Bancorp
______________________________________________________________________________
         (Exact name of registrant as specified in its charter)


 1015 Commerce Street, Wellsburg, West Virginia 26070            304-737-3531
______________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


  Common Stock, par value $0.0667 per share; Preferred Share Purchase Rights
______________________________________________________________________________
          (Title of each class of securities covered by this Form)


                                    None
______________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.


Rule 12g-4(a)(1)(i)  [X]                  Rule 12h-3(b)(1)(i)  [X]

Rule 12g-4(a)(1)(ii) [ ]                  Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(2)(i)  [ ]                  Rule 12h-3(b)(2)(i)  [ ]

Rule 12g-4(a)(2)(ii) [ ]                  Rule 12h-3(b)(2)(ii) [ ]

                                          Rule 15d-6           [ ]


     Approximate number of holders of record as of the certification or
notice date:       0
            ______________

     Pursuant to the requirements of the Securities Exchange Act of 1934, Parkvale Financial Corporation (as successor by merger to Advance Financial Bancorp) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 3, 2005               By: /s/  Robert J. McCarthy, Jr.
                                         _____________________________________
                                         Robert J. McCarthy, Jr.
                                         President and Chief Executive Officer



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.